FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

On 1 August 2014, Leif Johansson, a Director of the Company notified us that, on 1 August 2014, he sold and purchased AstraZeneca PLC Ordinary Shares of $0.25 each.

As a result of these transactions, Mr Johansson has increased his total interest by 6,000 AstraZeneca shares.

Mr Johansson holds some of his AstraZeneca shares in pension arrangements in Sweden. One part of these arrangements has closed, resulting in the sale of shares. In order to maintain his interest in AstraZeneca shares, Mr Johansson has reinvested the sale proceeds.

Details of the sale and purchase are as follows:

1,000 shares sold at a price of SEK 503.00 per share.
1,000 shares purchased at a price of SEK 503.00 per share.

In addition, on 1 August 2014, Mr Johansson purchased a further 6,000 shares at a price of SEK 502.95 per share.

On 31 July 2014, certain other Directors of the Company notified us that, on 31 July 2014, they purchased AstraZeneca PLC Ordinary Shares of $0.25 each, as follows:

Name of Director	Number of shares purchased	Purchase price
Geneviève Berger	300	4324p
Shriti Vadera	3,500	4328p
John Varley	3,500	4370p

A C N Kemp
Company Secretary
1 August 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 August 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary